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HC Anderson Roofing

H.C. Anderson Roofing Company is a trusted commercial roofing contractor proudly serving nationwide projects for over 27 years. Founded on the principles of quality workmanship, safety, and value, the company has built a strong reputation across the Rock River Valley and beyond as a leader in flat ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Belles Firm of Architecture Inc. | Rockford, Illi...

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Overview | Team | About | Communication Channel | Updates

Business Description

Overview:

H.C. Anderson Roofing Company is a trusted commercial roofing contractor proudly serving Illinois and Wisconsin for over 27 years. Founded on the principles of quality workmanship, safety, and value, the company has built a strong reputation across the Rock River Valley and beyond as a leader in flat and low-slope commercial roofing systems.


H.C. Anderson
ROOFING COMPANY

We specialize in the installation, repair, and replacement of TPO, EPDM, and PVC membrane roofs, as well as retrofit metal roofing systems. As a certified Duro-Last Elite Contractor and licensed union contractor with Roofers Local 11, 96, and 136, our team of skilled professionals follows strict manufacturer guidelines and safety standards on every project. Our work can be found on warehouses, industrial facilities, schools, churches, government buildings, retail centers, restaurants, and offices throughout a 350-mile service area based out of Rockton, IL, however, starting this year we are starting nationwide projects to extend our reach.

As a family-owned and operated business, H.C. Anderson Roofing stands apart through manufacturer-direct pricing, union-backed labor, and industry-leading warranties—including No Dollar Limit (NDL) guarantees. Our mission is simple: deliver superior value to commercial and public sector clients by combining expert craftsmanship, trusted materials, and transparent pricing. With nearly three decades of performance and a renewed focus on expansion, H.C. Anderson Roofing is well-positioned for continued growth nationwide.


H.C. Anderson
ROOFING COMPANY

Security Type:

Debt Security

Annual Interest Rate

16%

Maturity Date

December 31, 2027

Post Money Valuation:

N/A

Investment Bonuses!

Amount-Based Incentives:

Invest $5,000 – $49,999:

- Receive 16% interest rate on the promissory note.

Invest $50,000 – $149,999:

- Receive 18% interest rate on the promissory note.

Invest $150,000+:

- Receive 20% interest rate on the promissory note.

*All perks occur when the offering is completed.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

December 31, 2025



Problem

Commercial buildings face serious challenges maintaining roof integrity due to aging infrastructure, harsh weather conditions, and a shortage of qualified, affordable roofing contractors.

- **Aging Roof Infrastructure**: Thousands of commercial, industrial, and public buildings have outdated or failing roofing systems. Many of these structures were built decades ago and now require complete roof replacement or major repairs.
- **Weather Exposure**: Extreme weather—heavy snow, ice, heat, and wind—causes significant wear and tear on flat and low-slope roofing systems. Businesses need durable, energy-efficient solutions that protect their assets year-round.
- **Lack of Skilled Labor**: The commercial roofing industry faces a labor gap. Many contractors struggle to find qualified roofers, leading to poor installation, safety issues, and short-lived results.
- **High Costs & Limited Transparency**: Commercial roofing is often seen as expensive and opaque. Many businesses are burdened by high contractor markups, limited warranty coverage, and inconsistent service quality.
- **Limited Access to Trusted, Certified Contractors**: Facility managers and business owners want to work with licensed, insured, and certified contractors—but often lack access to providers who meet those standards and can deliver on both quality and cost-efficiency.

H.C. Anderson Roofing addresses these pain points directly by combining decades of experience, union-backed skilled labor, manufacturer-direct pricing, and industry-leading warranties—all with a focus on safety, efficiency, and long-term value for commercial clients. Let me know if you'd like a version that's even more tailored for private equity or institutional investors.

Solution

H.C. Anderson Roofing Company delivers expert, affordable, and long-lasting commercial roofing solutions backed by union craftsmanship, manufacturer certifications, and nearly 30 years of proven performance.

✅ Skilled Union Labor

We are a certified contractor with Roofers Union Local 11, 96, and 136, ensuring that every project is completed by highly trained professionals who follow strict safety and quality standards. This eliminates labor shortages and reduces costly installation errors.

✅ **Manufacturer-Certified Systems**

We are certified installers for Duro-Last, TPO, EPDM, and modified bitumen roofing systems—offering industry-leading warranties, including **No Dollar Limit (NDL)** guarantees that provide maximum protection for our clients.

✅ **Manufacturer-Direct Pricing**

Our strong supplier relationships and direct-buying model allow us to pass cost savings to customers while maintaining high material quality—delivering the best value in the market.

✅ **Efficient, Scalable Operations**

With a 350-mile service area and plans to expand nationwide, we can serve both small businesses and large industrial clients quickly and cost-effectively. We leverage modern equipment and streamlined project management to keep costs down and timelines tight.

✅ **Trusted Regional Reputation**

With an A+ BBB rating and decades of successful installations, we are a go-to provider for commercial, industrial, and public sector roofing needs. Our reputation drives inbound referrals and repeat business.

✅ **Leadership with Vision**

Under new ownership by Brandon Schlichter, we are executing a strategic plan to grow market share, invest in workforce development, and expand service offerings. Brandon's experience in scaling service businesses and content-driven marketing provides a competitive edge in brand visibility and customer acquisition.


H.C. Anderson
ROOFING COMPANY

Minimum Investment Amount:

$5000

Target Offering Range:

$10,000-$2,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Business Model

H.C. Anderson Roofing operates as a **family-owned, union-backed commercial roofing contractor** providing a wide range of high-quality, affordable roofing services nationwide. Our business model is built around a combination of **specialized services, cost-efficiency, and strong relationships with both clients and manufacturers**, which enable us to provide lasting value while maintaining profitable, sustainable growth.

Key Revenue Streams

1. **Commercial Roof Replacement & Repair**

   - **Primary Offering**: We provide **full roof replacements** for aging commercial, industrial, and public sector buildings. This includes removing old roofing systems and installing high-quality membranes like **Duro-Last PVC, TPO**, and **EPDM** to ensure superior durability and energy efficiency.
   - **Repair Services**: We offer **commercial roof repair services**, including patching leaks, restoring membrane integrity, and reinforcing roof structure to extend the lifespan of existing roofs.

2. **New Roof Construction**

   - **New Build Projects**: We work with construction companies and developers to install **new roofs** for commercial and industrial properties, ensuring they meet both the building code requirements and the specific needs of each structure, including **flat roofing** and **low-slope systems**.

3. **Duro-Last Certified Contracts**

   - As a **Duro-Last Elite Contractor** in 2025, we specialize in installing and maintaining **Duro-Last PVC roofing systems**, a high-performance, low-maintenance solution with a **No Dollar Limit** warranty. This exclusive certification allows us to offer a premium service for long-term, energy-efficient roofing needs.

4. **Flat Roof Specialists**

   - Our team has extensive expertise in **flat roofing** systems, including **TPO, EPDM**, and **modified bitumen membranes**. We offer these roofing options for warehouses, industrial facilities, schools, government buildings, retail centers, and more. Our specialized knowledge in this area enables us to address the unique needs of flat-roofed buildings, ensuring reliable and cost-effective solutions.

5. **Retrofit Metal Roofing**

   - **Retrofit and upgrade** of existing metal roofs is another core service. We enhance or replace damaged metal roofing systems with modern, durable, and energy-efficient solutions, significantly improving the lifespan and performance of metal roofs.

6. **Roof Inspections & Preventative Maintenance**

   - Offering **free roof inspections** and detailed **preventative maintenance programs**, we help businesses identify potential roofing issues before they become costly problems. Regular inspections are essential to maintaining a healthy roof, reducing unexpected repair costs, and ensuring long-term performance.

7. **Emergency Roof Repairs**

   - We provide **24/7 emergency roof repair services**, addressing urgent leaks or damage caused by severe weather, structural failures, or accidents. Quick response times and reliable solutions are key to protecting commercial assets and minimizing business disruptions.

Market Projection

Current Market

Historically, H.C. Anderson Roofing focused primarily on a ~50-mile radius around Rockford, Illinois. While this market has provided steady business, it is characterized by:

– • High concentration of small-to-mid-sized contractors
– • Aggressive pricing competition on every project
– • Limited large-scale commercial opportunities
– • Lower margins due to saturated local bidding

Strategic Shift

Through targeted outreach and selective bidding, we have begun pursuing opportunities across the greater Midwest and in select **national markets**. This shift allows us to:

– • Access larger and more specialized commercial roofing projects
– • Compete against fewer qualified bidders in many target markets
– • Achieve stronger margins due to lower competitive pressure
– • Leverage our operational capacity for larger, higher-value contracts























Competition

Competitive Landscape

Market Segment	Typical Competitors	Competitive Intensity	Margin Potential
Local (Rockford area)	Small independent roofers, regional contractors	High — multiple bidders on nearly every project	Low–Moderate
Regional (Midwest)	Fewer mid-sized commercial specialists	Moderate — fewer qualified bidders per project	Moderate–High
Selective National Travel Work	Large national contractors	Low–Moderate — typically only a handful of qualified bids	High

Competitive Advantage

Our ability to scale operations, meet union requirements, and manage projects across multiple states positions us uniquely:

- • We are small enough to be nimble, large enough to handle complex multi-state projects
- • Proven track record in both government and private sector work
- • Existing union relationships enabling rapid deployment of skilled labor in new markets

By expanding into carefully selected markets, we face fewer qualified competitors and secure contracts at higher margins — without requiring major increases in overhead.

Traction & Customers

We Repair Roofs Nationwide

Historically, you can find their work on display across Illinois and Wisconsin. Their warehouse in Rockton puts us within 30 miles of Rockford, Belvidere, Beloit, and Janesville. They also serve Northwest Chicago and Elgin, as well as Freeport, Rochelle, and Dekalb. However, this year, H.C. Anderson Roofing has expanded their reach to a 350-mile radius and plans to expand nationwide.

350-Mile Service Area
Free Roof Inspections & Estimates
We Want to Win Your Business!

H.C. Anderson
ROOFING COMPANY
Madison
Milwaukee
Rockford
Chicago
Cedar Rapids

Partners and Certifications

Customer Testimonials

Andy-John G. Kalkounos
★★★★★
Mar 16, 2021
Reliable. Trustworthy. Decent people who answer the call, Period! Been using them for my building for almost 8 years now. Thank you!

Galen Johnson
★★★★★
Nov 30, 2019
I ran into Curtis Anderson by chance today at the local Menards. I had not seen him in over eleven years. I was the Plant Engineering Manager of

Jason Markham
★★★★★
Mar 26, 2019
I can not say enough good things about Curtis and his crew. They were professional and respectable from start to finish. They did exactly what they

National Mfg Company for twenty years and was
victim of a buyout and shutdown. We had a million

said they would do, and cleaned up completely
when they were through. I would with out a doubt

Investors

Why Invest in H.C. Anderson Roofing?

- **Proven Track Record**: With 25+ years of success, H.C. Anderson Roofing has built a strong reputation for quality, reliability, and safety, serving a wide range of commercial clients. An **A+ BBB rating** and **Duro-Last Elite Contractor**status validate our expertise.
- **High Market Demand**: The commercial roofing sector continues to grow, driven by aging infrastructure, extreme weather, and the need for energy-efficient solutions. We're well-positioned to expand our market share in this steady, recession-resistant industry.
- **Scalable & Cost-Effective**: Our union-backed labor, manufacturer-direct pricing, and specialized services give us a competitive edge, enabling us to scale efficiently while delivering superior value to clients.
- **Strong Leadership & Growth**: Under new ownership by **Brandon Schlichter**, a proven entrepreneur, the company is poised for strategic growth with new leadership, innovation, and expanded opportunities.
- **Attractive ROI**: H.C. Anderson Roofing offers an excellent investment opportunity, with a solid track record and a clear path to sustainable growth and profitability.

Terms

HC Anderson Roofing Company is issuing promissory notes to investors and interests will be sold in increments of $1.00.

Offering Minimum: $10,000 | 10,000 interests
Offering Maximum: $2,000,000 | 2,000,000 interests
Type of Security Offered: Debt
Minimum Investment Amount (per investor): $5,000 | 5,000 interests
Interest Rate: 16% for investment between $5,000-$49,999, 18% for investments between $50,000-$149,999, and 20% for investments of $150,000+

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $5,000.00. The Company must reach its Target Offering Amount of $10,000.00 by December 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.









Overview Team About Communication Channel Updates

Brandon Schlichter

CEO

Background

Brandon Schlichter is an American Investor focused on small traditional businesses. He and his partners fund, acquire, and operate car washes, laundromats, storage facilities, real estate, and other companies. He maintains the delicate balance of running a high growth work environment while also being a family man dedicated to his wife and five children. Partnerships and an incredible team have allowed him to scale from just a few small rentals to now operating several both large and profitable businesses across different industries. He is a creator with over 5 million subscribers under the name InvestmentJoy. The content follows his growth in different business ventures and along the way shows others how to replicate his success. Beyond the public content, he provides direct consulting, course training, and coaching with his team. This is all focused on enabling the next generation of business owners to land their first big break and scale just like Brandon. Through all the content, he is solely focused on providing value and expanding opportunities for business owners as the economic landscape continues to evolve.

Overview Team About Communication Channel Updates

Company Name

HC Anderson Roofing

Location

12388 Old River Road
Rockton, Illinois 61072

Number of Employees

25

Company Website

Incorporation Type

C-Corp

State of Incorporation

Illinois

Date Founded

May 26, 1998